

November 14, 2022

James Rolke
Chief Executive Officer
Revelation Biosciences, Inc.
4660 La Jolla Village Drive, Suite 100
San Diego, California 92122

> **Re: Revelation Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 31, 2022**
> **File No. 333-268076**

Dear James Rolke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed October 31, 2022

Cover Page

1. We note your disclosure here that you have engaged Roth Capital Partners, LLC as your exclusive placement in a best efforts offering. Please revise your cover page to disclose the termination date of this offering or otherwise advise. See Item 501(b)(8) of Regulation S-K.

2. We note your disclosure that you expect to deliver your shares, Class C Common Stock Warrants and pre-funded warrants to purchasers in the offering on or about an as yet to be determined date in 2022. Given that this is language typically included in a firm commitment underwritten offering and you have indicated this is a best efforts offering, please advise us of the reason for this disclosure.

Exhibits

3.   With reference to Item 601(b)(1) of Regulation S-K, please file your Placement Agency Agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Joseph Galda, Esq.